Exhibbit 99.3

PREMIER ROYALTY ANNOUNCES CLOSING OF CASH FLOWING ROYALTY ACQUISITIONS

THUNDER BAY, ON, March 1, 2013 – PREMIER ROYALTY INC. (NSR:TSX) (“Premier Royalty” or the “Company”) is pleased to announce the closing of its purchase from Yamana Gold Inc. and its subsidiaries, of a portfolio of third party royalties which includes:

a)

a 1.5% Net Smelter Return royalty on the San Andres deposit in Honduras and the Sao Vicente and Sao Francisco Mines in Brazil owned and operated by Aura Minerals Inc. (“Aura”). In 2012, Aura produced 172,479 ounces of gold from the three mines, representing an 8% increase over 160,159 ounces produced in 2011. Aura’s guidance for total gold production in 2013 is driven in part by improved results expected at its Brazilian mines, which Aura has publicly disclosed are scheduled for closure in 2013.

b)

a 2.0% Net Smelter Return royalty on certain mining claims and adjacent lands containing the Cerro Prieto deposit owned and operated by Oroco Resource Corp., which Premier Royalty considers a future potential “pipeline” asset; and

c)

a $3.00/oz royalty on certain mining claims and adjacent lands containing the Don Nicholas deposit owned and operated by Minera IRL Limited, which is also considered by Premier Royalty to be a future potential “pipeline” asset.

Premier Royalty purchased the royalties for cash consideration of $9,000,000, 387,096 common shares of Premier Royalty and warrants to purchase an aggregate of up to 500,000 common shares of Premier Royalty at an exercise price of $2.50 per share. The common shares and warrants are subject to a four month hold period. The warrants are exercisable for a period of 36 months from the closing date of the acquisition.

Abraham Drost, P.Geo. President & CEO of Premier Royalty stated that “We are very pleased to be adding a cash-flowing 1.5% royalty on Aura’s flagship and long life San Andres gold mine in Honduras to our portfolio of royalty assets. While mining activity at its Brazilian mines will end in 2013 with Sao Vicente ending in the second quarter and Sao Francisco in the third quarter, Aura has publicly disclosed that both mines are expected to achieve higher grades and lower strip ratios.

Combined with the production from San Andres in 2013, this acquisition has the potential to add cash proceeds from approximately 2,100 ounces of gold attributable to Premier Royalty’s account in 2013. Based on operator guidance, this represents a highly accretive 43% increase to Premier Royalty’s current projections, for a total of 6,900 ounces gold attributable in 2013.”

Stonecap Securities acted as Advisor to Premier Royalty in the transaction. The Company remains well financed with cash on hand over $30 million and continues to assess additional royalty acquisitions and other corporate development opportunities in stable jurisdictions.

Information in this press release describing 2012 production results and 2013 budget guidance relies upon public disclosure provided by Aura and has been reviewed by Mr. Abraham Drost, P. Geo, who is a Qualified Person within the meaning of National Instrument 43-101. For more information on Aura Minerals Inc. disclosure, please refer to its SEDAR profile on www.sedar.com.

About Premier Royalty Inc.

Premier Royalty’s current royalty portfolio features cash flow from several gold mines including:

  1.5% NSR on Emigrant Springs Mine operated by Newmont on the Carlin Trend in Nevada, USA
  1% NSR on Thunder Creek Deposit of the Timmins West Mine operated by Lake Shore Gold Mines in Timmins, Canada
  1% NSR on the Witwatersrand area Buffelsfontein Mine operated by Village Main Reef in South Africa
  1% NSR on Witwatersrand area Mine Waste Solutions (MWS) tailings processing facility operated by AngloGold Ashanti in South Africa
  1% NSR on Gualcamayo Mine operated by Yamana Gold Inc. in San Juan Province, Argentina
  1.5% NSR on the San Andres deposit in Honduras and the Sao Vicente and Sao Francisco Mines in Brazil, operated by Aura Minerals Inc.

Premier Royalty Inc. also has a number of promising earlier stage exploration and development royalties in its growth pipeline and is actively assessing other potential royalty acquisitions and corporate development opportunities in stable jurisdictions.

FOR FURTHER INFORMATION PLEASE CONTACT:

Abraham Drost, P.Geo. President & CEO
Phone: 807-476-2401 Fax: 807-476-2409
Nicole Marchand, Investor Relations
416-428-3533

Email: info@premierroyalty.com
Web Site: www.premierroyalty.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION: This news release includes certain information that may constitute “forward-looking information” under applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements about strategic plans and project forecasts. Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking information, including the risks identified in Premier Royalty’s management information circular dated as of October 31, 2012. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. All forward-looking information contained in this press release is given as of the date hereof and is based upon the opinions and estimates of management and information available to management as at the date hereof. Premier Royalty disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.